

Adam Parks · 3rd

Co-Owner, Victorian Farmstead Meat Company

Sebastopol, California, United States · 333 connections ·

[Contact info](#)

**Bay Area Ranchers
Cooperative**

 **Cal Poly San Luis Ob**

Experience

Vice President

Bay Area Ranchers Cooperative

Jul 2020 – Present · 4 mos

Petaluma, California, United States

Owner

Victorian Farmstead Meat Co.

Feb 2009 – Present · 11 yrs 9 mos

Victorian farmstead is an all natural and pasture fed meat company providing the finest Sonoma and Marin County Beef, Lamb, Pork and Chicken to both our retail customers and our subscribers.

Education

 **Cal Poly San Luis Obispo**

Ag Business

1987 – 1992

Skills & Endorsements

Meat · 14

Shannon Graham and 13 connections have given endorseme

Beef · 13

Shahin Khosravi and 12 connections have given endorsemen

Marketing Strategy · 7

Samuel Grijalva PMP and 6 connections have given endorser

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Interests

 **California Polytechnic State Univ...**
126,237 followers

